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03054222

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 47064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Nassau Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1175 Post Road East
(No. and Street)

Westport (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Francis Lavelle 203-227-2454
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shapiro, Goldstein & Moses LLP
(Name – *if individual, state last, first, middle name*)

366 N. Broadway, Suite 403, Jericho NY 11753
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Francis Lavelle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Nassau Group, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman + CEO

Title

Notary Public

HILDA H. AGOSTO
NOTARY PUBLIC
My Commission Expires January 31, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE NASSAU GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

Shapiro
Goldstein & Moses, LLP
Certified Public Accountants and Consultants

THE NASSAU GROUP, INC.

DECEMBER 31, 2002

FINANCIAL STATEMENTS

CONTENTS

Shapiro
Goldstein Moses, LLP
Certified Public Accountants and Consultants



Shapiro Goldstein & Moses, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

366 N. Broadway, Suite 403
Jericho, NY 11753
Tel. 516-932-0404
Fax: 516-932-7882
Website: www.sgmcpa.com

REPORT OF INDEPENDENT AUDITORS

To the Stockholders
THE NASSAU GROUP, INC.
Westport, Connecticut

We have audited the accompanying statement of assets and liabilities arising from cash transactions of **THE NASSAU GROUP, INC.** as of December 31, 2002, and the related statements of revenue collected and expenses paid and the statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements were prepared on the basis of cash receipts and disbursements, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets and liabilities arising from cash transactions of **THE NASSAU GROUP, INC.** as of December 31, 2002, and its revenue collected and expenses paid during the year then ended, on the basis of accounting described in Note 1.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 11-12 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Shapiro Goldstein & Moses, LLP

SHAPIRO GOLDSTEIN & MOSES, L.L.P.

Jericho, New York
March 24, 2003

Members: American Institute of Certified Public Accountants SEC Practice Section and New York State Society of Certified Public Accountants

THE NASSAU GROUP, INC.

STATEMENT OF ASSETS AND LIABILITIES

DECEMBER 31, 2002

ASSETS

CURRENT ASSETS	
Cash and cash equivalents -- Note 1	$ 1,209,513
Due from stockholder -- Note 2	1,969
Total current assets	1,211,482
PROPERTY AND EQUIPMENT - at cost - Note 3	83,559
OTHER ASSETS	
Security deposit	5,376
Investments -- Note 4	25,886
Total other assets	31,262
Total assets	$ 1,326,303

See Auditors' Report
and Notes to Financial Statements.

THE NASSAU GROUP, INC.

STATEMENT OF ASSETS AND LIABILITIES
(Continued)

DECEMBER 31, 2002

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
401K payable	$ 2,853
Total current liabilities	2,853
LONG-TERM LIABILITIES	
Note payable -- Note 2	23,300
Total long-term liabilities	23,300
Total liabilities	26,153
COMMITMENTS -- Note 5	
STOCKHOLDERS' EQUITY	
Common stock, par value $.01 per share; authorized 10,000 shares, issued and outstanding 4,225 shares	42
Additional paid-in capital	1,279,958
Retained earnings	20,150
Total stockholders' equity	1,300,150
Total liabilities and stockholders' equity	$ 1,326,303

See Auditors' Report
and Notes to Financial Statements.

THE NASSAU GROUP, INC.

STATEMENT OF REVENUE COLLECTED AND EXPENSES PAID

YEAR ENDED DECEMBER 31, 2002

		% of Revenues
FEES FROM SERVICES -- Note 7	$ 3,361,208	100.00
GENERAL AND ADMINISTRATIVE EXPENSES	3,018,166	89.79
INCOME FROM OPERATIONS	343,042	10.21
OTHER INCOME		
Interest and dividend income	12,449	0.37
Income on investments	6,144	0.18
	18,593	0.55
NET INCOME	361,635	10.76
Retained deficit, beginning of year	(341,485)	
Retained earnings, end of year	$ 20,150	

See Auditors' Report
and Notes to Financial Statements.

Shapiro
Goldstein & Moses, LLP
Certified Public Accountants and Consultants

THE NASSAU GROUP, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 361,635
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation and amortization	29,618
Income on investments	(6,144)
Changes in operating assets and liabilities:	
Decrease in prepaid payroll taxes	385
(Decrease) in installment loan payable	(19,890)
(Decrease) in 401K payable	(2,996)
Net cash provided by operating activities	362,608
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of property, plant, and equipment	(13,522)
Stock issued to directors in lieu of fees	80,000
Decrease in due from stockholder	8,884
Decrease in loans and exchanges	1,458
Decrease in investments	19,954
Net cash provided by investing activities	96,774
CASH FLOWS FROM FINANCING ACTIVITIES	
	-
Net cash provided by financing activities	-
Net increase in cash and equivalents	459,382
Cash and cash equivalents, beginning of year	750,131
Cash and cash equivalents, end of year	$ 1,209,513

See Auditors' Report
and Notes to Financial Statements.

THE NASSAU GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of **THE NASSAU GROUP, INC.**, (the "Company") is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

a. Business Description

The Company operates as a strategic advisory firm in the area of mergers , acquisitions, and private capital raising.

b. Basis of accounting

The accompanying financial statements have been prepared on the cash receipts and disbursements basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles. The cash basis differs from generally accepted accounting principles primarily because the effect of non-cash transactions are not reflected in the financial statements.

c. Property and equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided using an accelerated method for financial purposes over their estimated useful lives, generally five to seven years.

d. Income taxes

The Company has elected to be taxed under Subchapter "S" of the Internal Revenue Code for Federal purposes. The Company's shareholders will bear the burden of any income taxes arising out of the Company's results of operations. The Company provides for income taxes for local jurisdictions.

e. Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f. Cash, Cash Equivalents, and Concentrations of Risk

Consist of cash on hand, cash held in bank checking accounts, and cash held in money market or savings accounts.

The statements of cash flows classify changes in cash and cash equivalents (short-term, highly liquid investments readily convertible into cash with an original maturity of three months or less) according to operating, investing, or financing activities.

Financial instruments which potentially expose the Company to concentrations of risk consist principally of cash, marketable securities and accounts receivable.

The Company places its cash with a financial institution which management considers to be of high quality; however, at times such deposits may be in excess of the Federal Deposit Insurance Corporation insurance limit.

Concentration of credit risk with respect to accounts receivable can result from a significant portion of the revenues being derived from a small number of entities. The Company generally extends credit to its customers without collateral; however, it closely monitors extensions of credit and its customers consist of very large commercial entities to whom management believes credit can be issued to with minimal risk.

NOTE 2 - RELATED PARTY TRANSACTIONS

At December 31, 2002 the principal stockholder owed the Company $1,969. This shareholder loan is non-interest bearing and is expected to be repaid within the next twelve months and is therefore classified as current.

In December 2000, the Company borrowed $23,300 from its principal stockholder in order to invest in NASDAQ. The note calls for interest at accruing at a rate of 5 percent per annum and the note is due in one installment on or before December 31, 2002. This maturity date has been extended by the principal stockholder to December 31, 2003. The note is collateralized by this investment.

THE NASSAU GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

NOTE 3-- PROPERTY AND EQUIPMENT

Software and Web Design Costs	$ 23,036
Office Equipment	97,941
Furniture & Fixtures	49,750
Leasehold Improvements	54,516
	225,243
Less: Accumulated depreciation and amortization	141,684
	$ 83,559

The total charges to income for depreciation and amortization of these assets were $29,618 for 2002.

NOTE 4 -- INVESTMENTS

The Company has invested in three separate entities and is using the equity method of accounting for all three of these investments.

These investments consist of the following:

(1) An original investment of $20,000 in an LLC which provides internet enabling consulting services,

(2) An original investment of $54,750 in a technology oriented consulting group organized as an LLC which was disposed of as of December 31, 2002,

(3) The purchase of 500 shares and 1200 warrants of NASDAQ at a cost of $23,300.

All of the above represent minority interests in each entity with no ascertainable fair market value.

NOTE 5 -- LEASES

The Company entered into a five year office lease which commenced August 1, 1999. The lease calls for annual rentals as follows:

August 1, 2002 - July 31, 2003	31,360
August 1, 2003 - July 31, 2004	32,256

The Company shall have the option of extending the lease for an additional five years provided it notifies the lessor in writing on or before February 1, 2004.

In addition, the provisions of the lease include various escalation clauses for electricity and real estate taxes. Rental expense for the year ended December 31, 2002 was $34,496.

The Company leases office equipment under operating leases with payments totalling approximately $1,200 per month. One lease expires in June 2004 while a second lease expires in January 2003.

NOTE 6 -- PENSION PLAN

In January, 2001, the Company formed a 401(k) plan which calls for the matching of employee salary deferrals at a rate of 25 percent. Company contributions during the year ended December 31, 2002 were $12,637.

NOTE 7 -- SUCCESS FEE

During the year, the Company received success fees of approximately $2,606,000 during 2002. Of that total $1,439,708 was received from Ott Messtechnik GMBH & Co. KG, and $636,000 was received from Robbins & Myers. This amount is included in fees from services.

NOTE 8 -- RESTRICTED STOCK PLAN

During the year, the Company adopted a plan whereby restricted stock awards will be granted to to employees, officers, directors, and others. Under the terms of this plan, the Company issued 80 restricted shares of its common stock to five directors of the Company. This stock was valued at $1,000 per share. This value is based on the amount used in a 1999 stock subscription agreement and the Company believes that this amount approximates fair market value. The total of $80,000 is reflected as an expense in these financial statements.

NOTE 9 -- SUPPLEMENTARY CASH FLOW INFORMATION

Cash paid for interest was $-0-.

Cash paid for income taxes was $-0-.

SUPPLEMENTARY INFORMATION

Shapiro Goldstein Moses, LLP
Certified Public Accountants and Consultants

THE NASSAU GROUP, INC.

SCHEDULE OF GENERAL AND ADMINISTRATIVE EXPENSES

YEAR ENDED DECEMBER 31, 2002

		Percent of Revenues
Officer's salary	$ 1,211,440	36.04
Office salaries	855,572	25.45
Outside services	176,146	5.24
Board and directors fees	95,000	2.83
Travel	44,671	1.33
Professional fees	71,751	2.13
Pension expense	12,637	0.38
Payroll taxes	79,914	2.38
Rent expense	34,496	1.03
Telephone	46,284	1.38
Insurance	39,734	1.18
Employee benefits	49,001	1.46
Office expense	51,564	1.53
Entertainment	24,405	0.73
Auto expense	13,673	0.41
Depreciation	29,618	0.88
Miscellaneous	9,831	0.29
Recruiting expense	1,662	0.05
Equipment rental	14,728	0.44
Seminars and conferences	10,744	0.32
Advertising	68,023	2.02
Research fees	70,798	2.11
Licenses and fees	6,474	0.19
	$ 3,018,166	89.79

See Auditors' Report.

Shapiro Goldstein & Moses, LLP
Certified Public Accountants and Consultants

THE NASSAU GROUP, INC.

COMPUTATION OF NET CAPITAL AND NET CAPITAL REQUIREMENT

YEAR ENDED DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL

Stockholders' Equity Qualified for Net Capital		$ 1,300,150
Less Non-Allowable Assets:		
Property and Equipment	83,559	
Security Deposits	5,376	
Due from stockholder	1,969	
Investments	25,886	
Total Non-Allowable Assets		116,790
NET CAPITAL		$ 1,183,360

COMPUTATION OF AGGREGATE INDEBTEDNESS

Liabilities from Statement of Assets and Liabilities	$ 26,153
Percentage of Aggregate Indebtedness to Net Capital	2.21
Percentage of Debt to Debt Equity	2.01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$ 1,744
Minimum Dollar Net Capital Requirement	$ 5,000
Excess Net Capital	$ 1,178,360
Excess Net Capital at 1000%	$ 1,183,360

See Auditors' Report.

THE NASSAU GROUP, INC.

AUDITORS' REPORT ON MATERIAL INADEQUACIES

YEAR ENDED DECEMBER 31, 2002

During the period of our engagement, our audit did not disclose any material inadequacies in their accounting system, system of internal accounting control, or procedures for safeguarding assets.

Shapiro Goldstein + Moses, LLP

SHAPIRO GOLDSTEIN & MOSES, L.L.P.